Exhibit 99.1

JinkoSolar Promotes Charlie Cao to Chief Financial Officer, Longgen Zhang Becomes Financial Advisor and Continues on the Board

SHANGHAI, China, September 5, 2014 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the PV industry, today announced that Mr. Haiyun (Charlie) Cao, the Company's current Financial Controller, has been promoted to Chief Financial Officer. Mr. Longgen Zhang will serve as a financial advisor to the Company and will continue to serve as a member of the Board of Directors. Both appointments will be effective on September 5, 2014.

Mr. Cao has served as JinkoSolar's Financial Controller since February 2012. Prior to joining the Company, Mr. Cao worked at PricewaterhouseCoopers from 2002 to 2012 where he served as a senior audit manager. He holds various professional accounting qualifications, including AICPA, CICPA, and CTA. Mr. Cao received his master's degree in management science and engineering from Shanghai University of Finance and Economics in 2002, and his bachelor's degree in accounting from Jiangxi University of Finance and Economics in 1999.

"I would like to thank Longgen for the important role he has played in JinkoSolar's development as a global leader in the PV industry," said Mr. Kangping Chen, JinkoSolar's CEO." We are grateful for his substantial contribution during his tenure as Chief Financial Officer and expect his continuing service going forward as a financial advisor and member of the Board."

Commenting on Mr. Cao's appointment, Mr. Chen added, "We look forward to working with Charlie in his new role as Chief Financial Officer. Charlie's significant contributions to the Company as Financial Controller demonstrate his expertise in corporate finance, financial accounting, financial analysis and risk management, as well as his strong leadership capabilities and deep understanding of the PV industry. I believe that his strategic vision and financial acumen will significantly augment our management team and bolster our continued growth."

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 2.0 GW each for silicon ingots, wafers and solar cells and 2.1 GW for solar modules, as of June 30, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1-480-614-3003
Email: jbloker@christensenir.com